Exhibit 99.1

NEWS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES ANNOUNCES ELECTION OF TRUSTEES

TORONTO, April  22, 2015 – Brookfield Canada Office Properties (TSX: BOX.UN, NYSE: BOXC), a Canadian REIT (Real Estate Investment Trust), today announced that the seven nominees listed in the management proxy circular dated March 11, 2015, were elected as trustees. The detailed results of the vote for the election of trustees held at the Annual Meeting of Unitholders held on April 20, 2015, in Toronto are set out below.

Management received proxies to vote for the election of trustees and the allocation of the votes among each of the nominees was as follows:

	Trustee	Votes For	Votes Withheld
Trust Units	Colum Bastable	20,318,757	197,840
	Thomas F. Farley	16,964,720	3,551,877
	Roderick D. Fraser	20,317,417	199,180
	Dennis H. Friedrich	18,815,866	1,700,731
	Paul D. McFarlane	18,964,627	1,551,970
	Susan L. Riddell Rose	18,741,287	1,775,310
	T. Jan Sucharda	18,841,280	1,675,317
Special Voting Units	Colum Bastable	67,088,022	nil
	Thomas F. Farley	67,088,022	nil
	Roderick D. Fraser	67,088,022	nil
	Dennis H. Friedrich	67,088,022	nil
	Paul D. McFarlane	67,088,022	nil
	Susan L. Riddell Rose	67,088,022	nil
	T. Jan Sucharda	67,088,022	nil

About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 27 premier office properties totaling 20.4 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver, and development sites of 980,000 square feet and 1.4 million square feet in Toronto and Calgary, respectively. Landmark assets include Brookfield Place and First Canadian Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matthew Cherry, Vice President, Investor Relations and Communications

Tel: 416.359.8593; Email: matthew.cherry@brookfield.com